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                                                        EXHIBIT 8.03

                    [ICE MILLER DONADIO & RYAN LETTERHEAD]



                                 May 19, 1995



Board of Directors
Phillippe Enterprises, Inc.
9200 Keystone Crossing, Suite 800
Indianapolis, Indiana 46240

Dear Board of Directors:

        We have acted as counsel to Phillippe Enterprises, Inc., an Indiana corporation ("PEI"), in connection with the proposed exchange of shares of Common Stock of PEI (the "PEI Common Shares") for shares of Common Stock of The Hillhaven Corporation ("Acquiror") pursuant to the Amended and Restated Agreement and Plan of Share Exchange and Agreements to Assign Partnership Interests by and among Acquiror, PEI, Nationwide Care, Inc., an Indiana corporation ("Nationwide"), Meadowvale Skilled Care Center, Inc., an Indiana corporation ("Meadowvale") (Nationwide, PEI and Meadowvale are collectively referred to as the "Targets"), the partners of Camelot Care Centers, an Indiana general partnership ("Camelot"), the partners of Shangri-La Partnership, an Indiana general partnership and the limited partners of Evergreen Woods, Ltd., a Florida limited partnership ("Evergreen") (Camelot and Evergreen are collectively referred to as the "Partnerships"), dated as of February 27, 1995 (the "Reorganization Agreement"); and the documents executed and delivered in connection therewith (collectively with the Reorganization Agreement, the "Transaction Documents"). Pursuant to the Reorganization Agreement, each of the PEI shareholders will exchange their PEI Common Shares for shares of Acquiror Common Stock (the "Share Exchange"). Our opinions hereinafter set forth are given pursuant to Section 9.11 of the Reorganization Agreement. Terms which are not defined herein and are used with initial capitalization when the rules of grammar would not otherwise so require and which are defined in the Transaction Documents shall have the meanings assigned to such terms in the Transaction Documents.



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Board of Directors

May 19, 1995

Representations of the Facts

        In connection with our opinions hereinafter set forth, the parties to the Reorganization Agreement have represented to us and advised us of the following facts:



        PEI is wholly owned by Dr. Thomas E. Phillippe, Sr. and Thomas E. Phillippe, Jr. PEI owns a 90 bed assisted living center in Florida managed by Nationwide. The capital structure of PEI consists of 10,000 authorized PEI Common Shares without par value, of which 2,000 are issued and outstanding. PEI has no subsidiaries. There are no outstanding options or warrants to purchase PEI Common Shares or outstanding securities or other instruments convertible into PEI Common Shares or which constitute equity under general principles of federal tax law, and no such options, warrants, securities, instruments, or rights have been or will be issued or cancelled in contemplation of the Share Exchange.



        Acquiror and its subsidiaries operate nursing centers, pharmacies and retirement housing communities. The capital structure of Acquiror consists of 60 million authorized shares of voting Common Stock, par value $.75 per share (the "Acquiror Common Shares"), of which approximately 32,824,863 are outstanding; 25 million authorized shares of preferred stock, par value $0.15 per share, of which the following series have been designated: 3 million authorized shares of Series A Preferred Stock, of which no shares are outstanding; 950 authorized shares of Series B Convertible Preferred Stock, of which 618 shares have been designated as Subseries 1, of which no shares are outstanding; 35,000 authorized shares of Series C Preferred Stock, par value $0.15 per share, all of which are outstanding; and 300,000 authorized shares of Series D Preferred Stock, par value $0.15 per share, of which approximately 63,403 are outstanding.


        There have been and will be no distributions to any of the PEI shareholders with respect to their PEI stock in contemplation of the Share Exchange, and no PEI stock has been or will be sold, redeemed or otherwise disposed of in contemplation of the Share Exchange. PEI shareholders are entitled to dissenters' rights in connection with the proposed Share Exchange. Any payments to dissenters in connection with the Share Exchange shall be made by PEI out of its own funds without reimbursement directly or indirectly from Acquiror.


        The Transaction Documents provide that all of the PEI Common Shares will be exchanged solely for Acquiror Common Shares. The Share Exchange was approved by the Board of Directors of PEI on April 12, 1995, and will be approved by unanimous written

Board of Directors

May 19, 1995
consent of the holders of all of the outstanding shares of PEI prior to Closing. The Share Exchange was approved by the Board of Directors of Acquiror on April 12, 1995, and does not require the approval of the Acquiror shareholders.

        At the Effective Time, all of the outstanding PEI Common Shares will be exchanged for that number of Acquiror Common Shares determined in accordance with the Reorganization Agreement, rounded to the nearest whole share. Other than Acquiror Common Shares, there will be no cash or other property exchanged in the Share Exchange.


        At the Closing, certain commercial indebtedness of PEI may be prepaid directly by Acquiror (the "PEI Indebtedness"). The PEI Indebtedness is bona fide debt (not stock or equity) under general principles of federal tax law, and Acquiror will pay only the fair market value of such indebtedness, and will not pay any amounts in excess of such indebtedness. The holders of the PEI Indebtedness are not sharehoders of PEI.



        At the Effective Time, the Partnership Interests shall be assigned to Nationwide. The Partnership Interests have no value and they do not represent liabilities. None of the Acquiror Common Shares are being transferred pursuant to the Reorganization Agreement in exchange for such Partnership Interests. The shareholders of the Targets and the Partners of the Partnerships were not the primary obligors with respect to the obligations which they personally guaranteed and which will be released prior to the Share Exchange. The Target Common Shares held by the Partners and by the guarantors shall be valued in the Share Exchange in the same manner as the other Target Common Shares. Any debts owned by any Partnership to any of the Target shareholders shall be paid by Nationwide out of its own funds without reimbursement directly or indirectly from Acquiror. Acquiror is making no payment of cash or Acquiror Common Shares or other property or assuming any liabilities in connection with or pursuant to the assumption of the Partnership Interests, releases of guarantees or the Noncompetition Agreements, and will not directly or indirectly reimburse Nationwide for any such payments.




        The Acquiror, Vencor, Inc., a Delaware corporation ("Vencor"), and Veritas Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Vencor ("Veritas"), entered into an Agreement and Plan of Merger dated as of April 23, 1995, pursuant to which Acquiror will be merged with and into Veritas ("Merger") in a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). In the Merger, Acquiror shareholders will receive only Vencor voting Common Shares and cash in lieu of fractional shares. We also assume that no PEI shareholders will dissent from and to the Merger. The Merger is not a condition to, integrated with, nor interdependent upon, the Share Exchange, and we have been advised that the Merger may not occur and, if it occurs, it will have independent, meaningful economic significance, and will be undertaken for valid business purposes apart from federal income taxes.


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Board of Directors

May 19, 1995

We express no opinion as to the effect of the Merger on the Share Exchange, and our opinions herein are based on the assumption that the Merger will have no effect on the Share Exchange.


Scope of Investigation

        In connection with our opinions hereinafter set forth, we have investigated such questions of law as we have deemed necessary or appropriate for purposes of this opinion. We have also examined the following documents:

        1.      The Transaction Documents;

        2. The Agreement Among Shareholders of PEI executed on or before the Closing ("Agreement Among Shareholders");

        3. The Certificate executed by PEI of even date herewith and delivered by PEI to us (the "PEI Certificate"); and

        4. The Certificate executed by Acquiror of even date herewith and delivered by Acquiror to us (the "Acquiror Certificate").

        As to questions of fact material to our opinion, we have relied exclusively, without independent investigation, upon the statements and representations of PEI, the PEI shareholders, and Acquiror, and our opinions are limited by the facts and circumstances as represented to and understood by us.


Additional Assumptions and Representations



        For purposes of our opinions hereinafter set forth, we have assumed and you have represented that: (1) all of the terms of the Share Exchange are contained in the Transaction Documents, and the Share Exchange will be consummated in accordance with the terms, conditions, and other provisions of the Transaction Documents; (2) as of the Effective Time, all applicable federal and state regulatory approvals and other approvals necessary to consummate the Share Exchange will have been received and will be in full force and effect, and all applicable waiting periods will have expired; and (3) all of the factual information, descriptions, representations, and assumptions set forth in the "Representation of the Facts," the Transaction


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Board of Directors

May 19, 1995

Documents, the Form S-4 Registration Statement filed with the Securities and Exchange Commission on April 14, 1995 in connection with the Share Exchange, as amended (the "Registration Statement"), and in the certificates and agreements identified above are accurate and complete in all respects and will be accurate and complete in all respects at the time the Registration Statement becomes effective and at the Effective Time.



        In our examinations, we have assumed the genuineness of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. In addition, we have assumed: (1) the genuineness of all signatures; (2) the legal capacity of all natural persons and the power and authority of all parties to execute and deliver such documents; (3) the due authorization, execution, and delivery of the documents by all parties thereto; and (4) that the documents are legal, valid, and binding as against all parties. We have assumed that the Agreement Among Shareholders will be executed prior to Closing in good faith and delivered by the holder of shares of PEI stock as indicated thereon. We have also assumed that the certificates identified above were executed and delivered in good faith by PEI and the Acquiror.



        You have represented the following which we have assumed with your permission without independent investigation:


        1. The fair market value of the Acquiror Common Shares received by each PEI shareholder will be approximately equal to the fair market value of the PEI Common Shares surrendered in exchange therefor.


        2. Except for the possibility of the Merger, there is no plan or intention by the PEI shareholders who own one percent or more of the shares of PEI, and, to the best of the knowledge of the management of PEI, except for the Merger, there is no plan or intention on the part of the remaining shareholders of PEI to sell, exchange, pledge, or otherwise dispose of a number of Acquiror Common Shares received in the Share Exchange (or Vencor voting Common Shares received in the Merger) that would reduce PEI shareholders' ownership of such Acquiror Common Shares (or Vencor voting Common Shares) to a number of shares having an aggregate value, as of the Effective Time (and as of the effective time of the Merger), of less than 50 percent of the value of all of the formerly outstanding PEI Common Shares as of the same dates. For purposes of this assumption, PEI Common Shares and Acquiror Common Shares (or Vencor voting Common Shares) held by PEI shareholders and otherwise sold, redeemed, pledged, or disposed of prior or subsequent to the Share Exchange will be considered in making this assumption. Except as expressly discussed above, there have not



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Board of Directors

May 19, 1995
                been and will be no distributions to any PEI shareholders with respect to their PEI Common Shares (or Vencor Common Shares) made in contemplation of the Share Exchange, and no PEI Common Shares (or Vencor Common Shares) have been or will be sold, redeemed or otherwise disposed of in contemplation of the Share Exchange (or the Merger).


        3. Acquiror will acquire the PEI Common Shares solely in exchange for Acquiror voting stock (Acquiror Common Shares). For purposes of this representation, PEI Common Shares redeemed for cash or other property furnished by Acquiror will be considered as acquired by Acquiror. Further, no liabilities of PEI or the PEI shareholders will be assumed by Acquiror, nor will any of the PEI Common Shares be subject to any liabilities. Specifically,

                     (a) no holders of PEI Common Shares are also holders of Nationwide Subordinated Notes or the PEI Indebtedness;

                     (b) no holder of PEI Common Shares is or has been a guarantor of the Nationwide Subordinated Notes; and

                     (c) no shareholder of PEI is a primary obligor on indebtedness which they personally guaranteed and from which personal guarantee the shareholder will be released pursuant to the Reorganization Agreement, including the PEI Indebtedness. No debtor with respect to any indebtedness subject to a guarantee (including the PEI Indebtedness) that will be released is so thinly capitalized that a guarantor is considered the true debtor of such indebtedness for federal tax purposes. The PEI Common Shares held by persons who are guarantors will be exchanged for the same per share number of Acquiror Common Shares as will PEI Common Shares held by persons who are not guarantors.


        4. At the Effective Time, PEI will not have outstanding any warrants, options convertible securities, or any other type of right pursuant to which any person could acquire stock in PEI that, if exercised or converted, would affect Acquiror's acquisition or retention of control of PEI, as defined in Code Section 368(c).


        5. PEI will pay its dissenting shareholders the value of their stock out of its own funds. No funds will be supplied for that purpose, directly or indirectly, by Acquiror, nor will Acquiror directly or indirectly reimburse PEI for any payments to dissenters.

        6. The liabilities of PEI were incurred by PEI in the ordinary course of its business.

        7. PEI, Acquiror, and the PEI shareholders will pay their respective expenses, if any, incurred in connection with the Share Exchange.

        8. There is no intercorporate indebtedness existing between Acquiror and PEI that was issued, acquired, or will be settled at a discount.


        9. Neither PEI nor Acquiror is an investment company as defined in Code Sections 368(a)(2)(F)(iii) and 368(a)(2)(F)(iv).

        10. Neither PEI nor Acquiror is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code
                Section 368(a)(3)(A).



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Board of Directors

May 19, 1995

        11. The fair market value of the assets of PEI will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

        12. None of the compensation received by any shareholder who is an employee of PEI or any other Target will be separate consideration for, or allocable to, any of such shareholder's PEI Common Shares. None of the Acquiror Common Shares received by any shareholder who is an employee of PEI or any other Target will be separate consideration for, or allocable to, any employment agreement. The compensation paid to any shareholder who is an employee of PEI or any other Target will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.



        13. The Share Exchange is being effected for bona fide business reasons, including without limitation the reasons set forth in the Registration Statement and for the reasons that Acquiror and its subsidiaries have looked for growth opportunities which would increase their percentage share of the nursing care market while increasing their operating efficiencies by achieving economies of scale as a larger service provider. Due in part to the proximity of the service areas, Acquiror determined that PEI represented such an opportunity and expressed an interest in combining the resources of the companies. Acquiror believes that a combination of their operations with PEI will provide increased opportunity and flexibility for profitable expansion and diversification, will enhance their ability to provide more efficient and dependable service, and will result in operating efficiencies and cost savings.



                PEI has looked for opportunities to expand its nursing care operations and increase its operating efficiencies. PEI also recognizes that some of its senior management executives, who are both officers and directors, are approaching retirement age, and others have expressed a desire to reduce or discontinue their role in the management of PEI. Consequently, PEI, in considering business expansion opportunities, has looked for businesses with strong senior management with experience in the nursing care industry. PEI determined that Acquiror offers an opportunity for it to meet these objectives. PEI believes that a combination of its operations with Acquiror will provide increased opportunity and flexibility for profitable expansion and diversification, will enhance its ability to provide more efficient and dependable service, and will result in operating efficiencies and cost savings.



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Board of Directors

May 19, 1995

        14. Following the Share Exchange, PEI will not issue additional shares of its stock that would result in Acquiror losing control of PEI within the meaning of Code Section 368(c).

        15. Acquiror has no plan or intention to reacquire any of its stock issued in the Share Exchange.

        16. Acquiror has no plan or intention to liquidate PEI or any subsidiary of PEI; to merge PEI or any subsidiary of PEI with and into another corporation; to cause or permit PEI to sell or otherwise dispose of any of its assets, or the assets of any subsidiary of PEI, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of the stock of PEI or any subsidiary of PEI except for transfers described in Code Section 368(a)(2)(C).

        17. Following the Share Exchange, PEI will continue its historic business or use a significant portion of its historic business assets in a business.

        18. Acquiror does not own, directly or indirectly, and has not owned during the past five years, directly or indirectly, any PEI shares, including any ownership by any Acquiror subsidiary. Acquiror will not acquire, directly or indirectly, any of PEI Common Shares prior to the Effective Time.


        19. The payment of cash in lieu of fractional Vencor Common Shares is solely for the purpose of avoiding the expense and inconvenience to Vencor of issuing fractional Vencor Common Shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the Shareholders of Acquiror instead of issuing fractional Vencor Common Shares will not exceed one percent of the total consideration that will be issued in the Merger for their Acquiror Common Shares. The fractional share interest of each of the shareholders of Acquiror will be aggregated and no shareholders of Acquiror will receive cash in an amount equal to or greater than the value of one full Vencor Common Share.



        20. To the extent that a portion of the Acquiror Common Shares issued in exchange for the PEI Common Shares will be placed in escrow by the PEI shareholders and will be made subject to a condition pursuant to the Reorganization Agreement and the Escrow Agreement and Supplemental Escrow Agreement, for possible return to Acquiror under specified conditions:
                (a) there is a valid business reason for establishing the arrangement in that the escrow is


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Board of Directors

May 19, 1995
                a mechanism to accomplish an exchange price adjustment, bargained for at arm's-length, in the event of a breach by PEI;
                (b) the Acquiror Common Shares subject to such arrangement will appear as issued and outstanding on the balance sheet of Acquiror and such Acquiror Common Shares will be legally outstanding under applicable state law; (c) all dividends paid on such Acquiror Common Shares will be distributed currently to PEI shareholders; (d) all voting rights of such Acquiror Common Shares will be exercisable by or on behalf of PEI shareholders or their authorized agent; (e) no such Acquiror Common Shares will be subject to restrictions requiring their return to Acquiror because of death, failure to continue employment, or similar restrictions; (f) all such Acquiror Common Shares will be released from the arrangement within five years from the date of consummation of the Share Exchange (except where there is a bona fide dispute as to whom the Acquiror Common Shares should be released); (g) at least 50 percent of the number of each class of Acquiror Common Shares issued initially to PEI shareholders will not be subject to the arrangement; (h) the return of the Acquiror Common Shares will not be triggered by an event the occurrence or nonoccurrence of which is within the control of PEI shareholders; (i) the return of Acquiror Common Shares will not be triggered by the payment of additional tax or reduction in tax paid as a result of an Internal Revenue Service audit of PEI shareholders or the corporations either
                (i) with respect to the Share Exchange, or (ii) when the Share Exchange involves persons related within the meaning of Code
                Section 267(c)(4); and (j) the mechanism for the calculation of the number of Acquiror Common Shares to be returned is objective and readily ascertainable.



        21. The purpose of the Acquiror rights plan is to provide a mechanism by which Acquiror, a publicly traded corporation, can, in the future, provide shareholders with rights to purchase Acquiror stock at substantially less than fair market value as a means of responding to unsolicited offers to acquire Acquiror. The plan provides that in the event of an unsolicited offer in the future to acquire Acquiror under certain circumstances (a "triggering event"), the Acquiror shareholders will have the right to purchase Acquiror stock. The rights may be redeemed at any time by Acquiror without shareholder approval until they become exercisable for one cent per right. Until a triggering event, the rights are not exercisable or separately tradeable, transferrable, or detachable, nor are they represented by any certificate other than the Acquiror Common Share certificate. Until a triggering event and then a "flip-in" or "flip-over" event occur, the exercise price is anticipated to exceed the value of the Acquiror stock at all times


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Board of Directors

May 19, 1995
                during the life of the right. The likelihood that the rights would, at any time, be exercised is both remote and speculative. No event has occurred, or is anticipated to occur, that would make the rights exercisable.

Opinions

        Based upon and subject to the foregoing, and subject to the qualifications, limitations, and assumptions set forth in this letter, we are of the opinion that:

        (a) The Share Exchange will constitute a reorganization within the meaning of Code Section 368(a)(1)(B), in which PEI and Acquiror will each be a "party to a reorganization" within the meaning of Code Section 368(b).

        (b) No gain or loss will be recognized by the PEI shareholders to the extent PEI Common Shares are exchanged solely for Acquiror Common Shares pursuant to the Share Exchange. Code Section 354(a)(1).

        (c) No gain or loss will be recognized by PEI to the extent PEI Common Shares are exchanged by the PEI shareholders solely for Acquiror Common Shares pursuant to the Share Exchange. Rev. Rul. 57-278, 1957-1 C.B. 124.

        (d) The basis of the Acquiror Common Shares received by the PEI shareholders in exchange for their PEI Common Shares will be the same, in each instance, as the basis of the PEI Common Shares surrendered in exchange therefor. Code Section 358(a)(1).

        (e) The holding period of the Acquiror Common Shares received by the PEI shareholders in exchange for their PEI Common Shares will include, in each instance, the holding period of the PEI Common Shares surrendered in exchange therefor, provided the PEI Common Shares were held by such shareholder as a capital asset on the date of the exchange. Code Section 1223(1).


        The opinions expressed in this letter are limited to the foregoing federal income tax consequences of the Share Exchange and are based solely on, and are limited to, the federal income tax laws of the United States of America. We express no opinion as to any other federal laws, or any foreign, state, or local laws, and we express no opinion as to any federal, state or other tax consequences of the other aspects of the Share Exchange, including without limitation the assignment of the Partnership interests, the release of any guarantees, the repayment of PEI Indebtedness by Acquiror on PEI's behalf and the return of the escrowed shares to Acquiror. We also express no opinion as to the effect of the Merger on the Share Exchange.


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Board of Directors

May 19, 1995

        The opinions expressed in this letter speak as to the documents, facts, and the law in existence as of the date hereof and at no time subsequent hereto. No opinion is expressed in this letter concerning the tax treatment of the Share Exchange under other provisions of the Code and regulations adopted thereunder or under foreign, state or local law, or as to the tax treatment of any conditions existing at the time of, or the effects resulting from, the Share Exchange that are not specifically covered above.

        We assume no obligation to update our opinions for any deletions, additions, or modifications to any laws applicable to the Share Exchange subsequent to the date hereof. The opinions expressed herein are matters of professional judgment and are not a guarantee of results.


        The opinions expressed in this letter are solely for the benefit of the addressee hereof in connection with the transactions provided for in, or contemplated by, the Transaction Documents. Because tax consequences can vary among shareholders due to each shareholder's unique circumstances, each Meadowvale shareholder should consult such shareholder's own tax advisor for assurance as to the particular tax consequences to such shareholder as a result of the Share Exchange.



        The opinions expressed in this letter are issued upon the condition and understanding that the opinions expressed herein will be updated prior to Closing, and that this letter will be superseded by such updated opinions and this letter will thereby be rendered null and void.



        The opinions expressed in this letter may not be used for any other purpose or otherwise distributed or relied upon by any person. Except for reproductions for inclusion in transcripts of the documentation relating to the Transaction Documents, and for inclusion in the Registration Statement on Form S-4 (Registration No. 33-58641) and the related Prospectus/Information Statement of The Hillhaven Corporation for registration of 5,500,000 shares of its common stock, to which such inclusion we hereby consent, this opinion may not be quoted or reproduced, in whole or in part, in any other document without our prior written consent.


                              Very truly yours,


                              /S/ ICE MILLER DONADIO & RYAN